Report of Independent Registered Public
Accounting Firm

The Board of Directors of
BNY Mellon Investment Funds I:

We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940, that BNY Mellon Diversified Emerging Markets Fund,
BNY Mellon Small Cap Growth Fund, BNY Mellon
Small Cap Value Fund, BNY Mellon Small/ Mid Cap
Growth Fund, BNY Mellon Tax Sensitive Total Return
Bond Fund, and BNY Mellon International Equity
Fund (collectively, the "October 31th Funds"), each a series of BNY Mellon Investment Funds I, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of
1940 (the Act) as of October 31, 2020. Management is responsible for its assertion about the Funds' compliance with those requirements of subsections
(b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the American
Institute of Certified Public Accountants. Those
standards require that we plan and perform the
examination to obtain reasonable assurance about
whether management's assertion about compliance
with the specified requirements is fairly stated, in all
material respects. An examination involves
performing procedures to obtain evidence about
whether management's assertion is fairly stated in all
materials respects. The nature, timing, and extent of
the procedures selected depend on our judgement,
including an assessment of the risks of material
misstatement of management's assertion, whether
due to fraud or error. We believe that the evidence we
obtained is sufficient and appropriate to provide a
reasonable basis for our opinion.
Included among our procedures were the following
tests performed as of October 31, 2020, and with
respect to agreement of security purchases and
sales, for the period from September 30, 2020, (the
date of the Funds' last examination) through October
31, 2020:
1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation of security
positions held by institutions in book entry form (e.g., the Federal Reserve Bank, The Depository Trust
Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Fund's securities per the books
and records of the Funds to those of the Custodian;
4.	Agreement of pending purchase and sale activity for
the Funds as of October 31, 2020, if any, to documentation of corresponding subsequent bank statements;

5.	Agreement of five security purchases and five security
sales or maturities, since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

6.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

7.	Review of the BNY Mellon Asset Servicing Custody
and Securities Lending Services Service Organization
Control Report ("SOC 1 Report") for the period
October 1, 2019 - September 30, 2020 and noted no relevant findings were reported in the areas of Asset
Custody and Trade Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2020, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon Investment Funds IV, Inc. and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
May 28, 2021
February 26, 2021
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940


We, as members of management of  BNY Mellon
Diversified Emerging Markets Fund, BNY Mellon
Small Cap Growth Fund, BNY Mellon Small Cap
Value Fund, BNY Mellon Small/ Mid Cap Growth
Fund, BNY Mellon Tax Sensitive Total Return Bond
Fund, and BNY Mellon International Equity Fund, a series of BNY Mellon Investment Funds I, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies" of the Investment Company Act of 1940.
We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2020, as well as for the period from September 30, 2020 (the date of the Funds' last examination) through October 31, 2020.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31,
2020, as well as for the period from September 30, 2020 (the date of the Funds' last examination) through October 31, 2020 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Investment Funds I

Jim Windels
Treasurer

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